
02003188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38613

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JP MORGAN ALTERNATIVE ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. 526

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 42nd Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Giorgio 212-789-6789 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

RECD S.E.C. MAR 1 2002 526

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Francis Giorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JP Morgan Alternative Asset Management, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SARAH O. LUCIANO LAPORTE
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LU8051090
QUALIFIED IN BRONX COUNTY
MY COMMISSION EXPIRES NOV. 13, 2002

Signature

Treasurer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
J.P. Morgan Alternative Asset Management, Inc.
(formerly Chase Alternative Asset Management, Inc.)

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Alternative Asset Management, Inc., (formerly Chase Alternative Asset Management, Inc.) and its subsidiary (the "Company") (a wholly owned subsidiary of The JPMorgan Chase Bank) at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 3, the Company's operating results and financial condition includes significant transactions with affiliates.

PricewaterhouseCoopers LLP

February 26, 2002

J.P. Morgan Alternative Asset Management, Inc.

(A wholly owned subsidiary of The JPMorgan Chase Bank)
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 113,712,764
Incentive fees receivable	1,426,781
Management and consulting fees receivable	4,786,936
Interest receivable	105,000
Total assets	$ 120,031,481
Liabilities and Stockholder's Equity	
Liabilities	
Deferred income	$ 192,470
Accounts payable	284,408
Professional fees payable	290,000
Taxes payable	38,161,351
Total liabilities	38,928,229
Stockholder's Equity	
Common stock, $1 par value:	
Authorized 1,000 shares; 500 shares issued and outstanding	500
Additional paid-in capital	199,500
Retained earnings	80,903,252
Total stockholder's equity	81,103,252
Total liabilities and stockholder's equity	$ 120,031,481

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Consolidated Statement of Income
For the Year Ended December 31, 2001

Revenues	
Management and consulting fees	$ 41,344,479
Incentive fees	1,437,433
Front end sales fees	1,701,867
Interest income	3,356,151
Other income	28,525
Total revenues	47,868,455
Expenses	
Management and consulting fees to affiliates	2,455,819
Administrative service fees to affiliate	120,225
Professional fees	384,247
Total expenses	2,960,291
Income before taxes	44,908,164
Income tax provision	17,850,633
Net income	$ 27,057,531

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2001	$ 500	$ 199,500	$53,845,721	$ 54,045,721
Net income	-	-	27,057,531	27,057,531
Balance, December 31, 2001	$ 500	$ 199,500	$80,903,252	$ 81,103,252

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 27,057,531
Adjustments to reconcile net income to net cash provided by operating activities	
Net (increase)/decrease in operating assets	
Incentive fees receivable	5,329,593
Management and consulting fees receivable	(2,271,386)
Interest receivable	160,000
Net increase/(decrease) in operating liabilities	
Fees received in advance	192,470
Management and consulting fees payable	(2,871,459)
Accounts payable	(69,982)
Professional fees payable	253,000
Taxes payable	17,850,633
Net cash provided by operating activities	45,630,400
Net increase in cash and cash equivalents	45,630,400
Cash and cash equivalents at beginning of year	68,082,364
Cash and cash equivalents at end of year	$ 113,712,764

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

J.P. Morgan Alternative Asset Management, Inc. (the "Company"), (formerly Chase Alternative Asset Management, Inc). is a wholly owned subsidiary of The JPMorgan Chase Bank (the "Bank"). The Bank is wholly owned by J.P. Morgan Chase & Co. ("JPMC"), formerly The Chase Manhattan Corporation. The merger of J.P. Morgan & Co. incorporated with and into The Chase Manhattan Corporation was consummated on December 31, 2000. The Company's principal business is to provide discretionary investment management services.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc., a commodity pool operator and a commodity trading adviser registered with the Commodity Futures Trading Commission under the Commodity Exchange Act of 1974, as amended and a member of the National Futures Association. The Company is also registered with the Securities and Exchange Commission (the "SEC") as an investment advisor pursuant to the Investment Advisers Act of 1940 and is engaged as a consultant for certain funds managed by affiliates of JPMC.

2. Summary of Significant Policies

Basis of preparation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

a. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Chase Derivative Strategies, Inc. ("CDS"). All significant intercompany accounts and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents. At December 31, 2001 cash and cash equivalents represents demand deposits and a money market account (approximating $38,789,400) and investments in U.S. Treasury Bills (approximating $74,923,300). These investments in U.S. Treasury Bills are carried at amortized cost, adjusted for accretion of income, which approximates market value. Accretion of income is reflected as interest income on the consolidated statement of income. At December 31, 2001, 100% of the Company's cash and cash equivalents were maintained, in segregated accounts, with the Bank, an affiliate of the Company.

c. Management and consulting fees

Management and consulting fees represent fees earned by the Company in providing discretionary investment management services. These fees are generally paid monthly and are

generally calculated as a percentage of total capital invested or committed, as applicable. These fees are recognized as revenue on an accrual basis as earned.

d. **Incentive fees**
Incentive fees are either paid quarterly or once the fee has been finalized based on the annual return achieved by the respective client in accordance with its respective offering document. Incentive fees are recorded as revenue as earned.

e. **Front-end sales fees**
Front-end sales fees are generally calculated as a percentage of subscriptions payable on a monthly basis. These fees are recognized as income once the subscription agreements have been signed.

f. **Expenses**
The Company's expenses are recorded on an accrual basis.

g. **Income taxes**
The Company is included in the consolidated U.S. Federal and combined New York State and City income tax returns filed by JPMC. Under JPMC's tax allocation policy, applicable income taxes are generally determined on the basis of filing separate tax returns. As determined, amounts to be paid or credited with respect to current taxes are paid to or received by JPMC.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will actually be realized some time in the future. The determination of whether the more-likely-than-not criterion is met is made on a JPMC consolidated basis. The Company generally is allocated its deferred income tax expense/benefit on a separate company basis.

3. Related Party Transactions

The operating results and financial condition of the Company includes significant transactions with affiliates. Had the Company's transactions occurred with non-affiliates, including transactions such as expenses associated with the compensation of the professionals involved in the investment management, marketing and operations of the Company, the operating results or financial condition of the Company may differ and the differences may be material.

Certain officers and/or directors of the Company are officers and/or directors of JPMP or its affiliates.

Management and consulting fees paid to affiliates
The Company has entered into Service Agreements with J.P. Morgan Partners ("JPMP"), an affiliated entity.

(i) Under the terms of the first service agreement, JPMP assisted the Company in managing the Direct Investments of Chase Private Equity Partners Select ("CPEPS"). As reimbursement for these services, the Company paid JPMP, or other entities as identified by JPMP, 25% of all management fees received by the Company pursuant to the Management Agreement between the Company and CPEPS. During the period January 1, 2001, through June 30, 2001 the Company incurred $195,485 in expenses with respect of the above service agreement, which is included in the Consolidated Statement of Income as management and consulting fees paid to affiliates. There were no management fees earned or incurred after June 30, 2001 as a result of the Company's resignation as investment Manager of CPEPS.

(ii) Under the terms of the second service agreement JPMP assists the Company in managing the Direct Investments of Chase Capital Partners Private Equity Fund of Funds II, Ltd. ("CPEPS II"). As reimbursement for these services, the Company pays JPMP 1.5% per annum of CPEPS II aggregate capital commitments to fund Direct Investments for the period January 1, 2000 through December 31, 2001 and 2% per annum of CPEPS II's Net Invested Capital to fund Direct Investments for the period thereafter through to the liquidation of CPEPS II.

During the period January 1, 2001 through June 30, 2001 the Company incurred $1,977,562 in expenses in respect of the above service agreement, which is included in the Consolidated Statement of Income as management and consulting fees paid to affiliates.

Effective June 1, 2001 the Company transferred a portion of its duties pursuant to the investment management agreement dated June 15, 2000, between the Company and CPEPS II to J.P. Morgan Investment Management Inc. ("JPMIM"). Accordingly, the Company directed CPEPS II to pay (a) all of the management fees payable on August 10, 2001 and November 10, 2001 relating to partnership investments to JPMIM for services rendered, and (b) all of such management fees relating to Direct Investments directly to JPMP for services rendered. Such partnership and Direct Investments management fees recognized by the Company and assigned to its affiliates for the period July 1, 2001 through December 31, 2001 amounted to $4,172,452.

Administrative service fees paid to affiliate
Pursuant to a service agreement, the Bank provides all personnel, facilities and other support services to the Company. The Company reimburses the Bank for all such items at a flat monthly fee of $10,000. A total amount of $120,000 was paid to the Bank relating to such items. Additionally, during the year ended December 31, 2001, certain administrative services were provided by the Bank at no charge.

4. Income Taxes

The current income tax provision for the year ended December 31, 2001 is as follows:

Current:	
Federal	$ 14,010,319
State and local	3,840,314
Total provision	$ 17,850,633

For the year ended December 31, 2001, the Company's effective tax rate of approximately 39.75% varied from the statutory federal income tax rate of 35% primarily due to state and local income taxes. At December 31, 2001, there were no deferred tax assets or liabilities.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $37,615,058 which was $35,019,843 in excess of the required net capital of $2,595,215. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

The Company is exempt from certain provisions of the SEC's Computation for Determination of Revenue Requirements for Broker-Dealers (Sec Rule 15c3-3) of the Act and, accordingly, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Concentration of Risk

Approximately 65% of the Company's total revenues, as reflected in the Consolidated Statement of Income, was generated from two investment management clients, subject to investment management agreements. The agreements between the Company and its clients are subject to sixty days termination notice.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Broker or Dealer: J.P. Morgan Alternative Asset Management, Inc.
as of Dec. 31, 2001
Computation of Net Capital

Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 81,103,252
2. Deduct: Ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		81,103,252
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
B. Other (deductions) or allowable credits (List)	-	
5. Total capital and allowable subordinated liabilities		81,103,252
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes 2b and 2c)	$45,108,147	
B. Secured demand deficiency	-	
C. Commodity futures contracts and spot commodities proprietary capital charges	-	
D. Other deductions and/or charges	850,000	45,958,147
7. Other additions and/or allowable credits (List)		-
1. Tax on accrued income receivable		2,469,953
8. Net Capital before haircuts on securities positions		37,615,058
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f:)		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
1. Exempted Securities	-	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	-	
C. Undue concentration	-	
D. Other (List)	-	
10. Net Capital		$ 37,615,058
	Omit Pennies	

Schedule of non-allowable assets

Cash on deposit with affiliate	$38,789,430
Incentive fees receivable	$ 1,426,781
Investment advisory and consulting fees receivable	4,786,936
Interest receivable	105,000
Total non-allowable assets	$45,108,147

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Broker or Dealer: J.P. Morgan Alternative Asset Management, Inc.
as of Dec. 31, 2001
Computation of Basic Net Capital Requirement — Schedule I

Part A		
11. Minimum net capital required (6-2/3% of line 18)		$ 2,595,215
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000
13. Net Capital requirement (greater of line 11 or 12)		2,595,215
14. Excess net capital (line 10 less 13)		35,019,843
15. Excess of net capital at 1000% (line 10 less 10% of line 18)		33,722,235
Computation of Aggregate Indebtedness		
16. Total A.I. Liabilities from Statement of Financial Condition		38,928,229
17. Add:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts (List)	-	
18. Total aggregate indebtedness		38,928,229
19. Percentage of aggregate indebtedness to net capital (line 18/line 10)		103%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d)		-
Computation of Alternative Capital Requirement		
Part B		
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		N/A
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note (A)		N/A
23. Net capital requirement (greater of line 22 or 23)		N/A
24. Excess net capital requirement (line 10 less 24)		N/A
25. Net capital in excess of: 5% of combined aggregate debit items or $120,000		
		Omit Pennies

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) focus report	$ 37,560,653
Audit adjustments related to under and over accruals of income and expense items	54,405
Net capital per above	$ 37,615,058

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Broker or Dealer: J.P. Morgan Alternative Asset Management, Inc.
as of Dec. 31, 2001
Computation of Basic Net Capital Requirement **Schedule I**

Note:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Broker or Dealer: J.P. Morgan Alternative Asset Management, Inc.
as of Dec. 31, 2001
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
December 31, 2001 **Schedule II**

The Company is exempt from Rule 15c3-3 Section (k)(2)(i) of the Securities and Exchange Commission because it does not carry security accounts for customers or perform custodial functions related to customer securities.

J.P. Morgan Alternative Asset Management, Inc.
(A wholly owned subsidiary of The JPMorgan Chase Bank)
Broker or Dealer: J.P. Morgan Alternative Asset Management, Inc.
as of Dec. 31, 2001
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
December 31, 2001 **Schedule III**

The Company is exempt under Rule 15c3-3 Section (k)(2)(i) of the Securities and Exchange Commission because it does not carry security accounts for customers or perform custodial functions related to customer securities.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
J.P. Morgan Alternative Asset Management, Inc.
(formerly Chase Alternative Asset Management, Inc.)

In planning and performing our audit of the consolidated financial statements and supplemental schedules of J.P. Morgan Alternative Asset Management, Inc., (formerly Chase Alternative Asset Management, Inc.) (the "Company") (a wholly owned subsidiary of JP Morgan Chase Bank) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

PRICEWATERHOUSECOOPERS

To the Board of Directors of
J.P. Morgan Alternative Asset Management, Inc.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects

PRICEWATERHOUSECOOPERS

To the Board of Directors of
J.P. Morgan Alternative Asset Management, Inc.

indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002



J.P. Morgan Alternative Asset Management, Inc. (formerly Chase Alternative Asset Management, Inc.)

(A wholly owned subsidiary of
The JP Morgan Chase Bank)
Consolidated Financial Statements and
Supplementary Information
December 31, 2001